SC 13G

SECURITES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

LSB FINANCIAL CORP
(Name of Issuer)

COMMON
(Title of Class of Securites)

501925101
(CUSIP Number)

sEPTEMBER 25, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule persuant to which this
Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liablilites of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501925101


1. NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

E.A. HORWITZ, LLC 46-0922522


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] b[ ]


3. SEC USE ONLY


4. CITIZENSHIP OF PLACE OF ORGANIZATION

Illinois


NUMBER OF SOLE VOTING POWER 84,729

SHARES


6. BENEFICIALLY SHARED VOTING POWER 0

OWNED BY

7. EACH SOLE DISPOSITIVE POWER 0

REPORTING


8. PERSON SHARED DISPOSITIVE POWER


9. AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

84,729 SHARES

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[ ]

11. PERCENT CLASS REPRESENTED BY AMOUNT IN ROW  5.44%




12. TYPER OF REPORTING PERSON*

IA

*SEE INSTRUCTION BEFORE FILLING OUT!




CUSIP No. 501925101


Item 1(a). Name of Issuer:

LSB FINANCIAL CORP.


Item 1(b). Address of Issuer's Principal Executive Offices:

101 MAIN ST.
LAFAYETTE, IN 47901


Item 2(a). Name of Person Filing

E.A. Horwitz, LLC


Item 2(b). Address of Principal Business Office, or If None, Residence"

1650 Lake Cook Road
Suite 190
Deerfield, IL 60015


Item 2(c). Citizenship:

Illinois


Item 2(d). Title of Class of Securities

Common


Item 2(e). CUSIP Number

501925101


Item 3. If This Statement if Filed Pursuant to Rule 13-d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange
Act

(b) [ ] Bank as definied Section 3(a)(6) of the Exchange Act

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d) [ ] Ivestment company registered under Section 8 of the
Investment Company Act

(e) [X] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E)

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)1(ii)(G)

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
Company Act

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)



CUSIP No. 501925101


Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


(a) Amount beneficially owned:


84,729


(b) Percent of class: 5.44%


(c) Number of shares as to which such person has:


(i) Sole power to vote or direct the vote 84,729



(ii) Shared power to vote or direct the vote 0


(iii) Sole power to dispose or to direct the disposition of 0


(iv) Shared power to dispose or to direct the disposition of 0


Item 5. Ownership of Five Percent of Less of A Class.


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five persent of the class of securties check the following [ ]


Item 6. Ownership of More Than Five Percent on Behalf of Another Person


Not Applicable



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person


Not Applicable



Item 9. Notice of Dissolution of Group


Not Applicable




Item 10. Certifications.


(a) The following certiciation shall be included if the statement is filed pursuant to Rule 13d-1(b)


"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having such purpose or effect"


(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c)


"By signing below I Certify that, to the best of my knowledge and belief, the securites referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."



SIGNATURE


After a reasonable inquiry and to the best of my knowledge and belief, I certify that the informaiton set forth in this statement is true, complete and correct.



September 26, 2013

(Date)


Edward Horwitz

(Signature)


Edward Horwitz/ Managing Partner

(Name/Title)




Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibis. See Rule 13d-7 for other parties for whom copies are to be sent.


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).